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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of FEBRUARY 2001
                                          -------------
                                  AMVESCAP PLC
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                (Translation of registrant's name into English)

                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
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                   (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F [X]            Form 40-F  [ ]
                        -----                     -----



[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                     Yes  [ ]                 No  [X]
                         -----                   -----


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-   N/A
                                       --------


Description of document filed:  ANNOUNCEMENT OF SENIOR APPOINTMENTS
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AMVESCAP PLC
004242
IMMEDIATE RELEASE  2 FEBRUARY 2001
PLEASE CONFIRM RELEASE
MICHAEL PERMAN TEL: 020 4754 3942



AMVESCAP Announces Senior Appointments

o        MICHAEL BENSON, ROBERT GRAHAM ELECTED VICE CHAIRMAN OF THE
         BOARD OF DIRECTORS
o        MARK WILLIAMSON NAMED CEO OF MANAGED PRODUCTS DIVISION
o        JAMES ROBERTSON NAMED CEO OF AMVESCAP GROUP SERVICES
o        ROB HAIN JOINS EXECUTIVE BOARD

ATLANTA, GA--February 1, 2001--AMVESCAP PLC today announced that following the retirement of Vice Chairman Ted Bauer on December 31, 2000, Michael Benson, CEO of the Global division, and Robert Graham, CEO of AIM, have both been elected Vice Chairman of the AMVESCAP Board of Directors. Benson continues as head of the company's Global division, and Graham, one of the founders of AIM Funds, continues to lead Houston-based AIM.

Additionally, Mark Williamson has been named CEO of the Managed Products division, which includes AIM, INVESCO Funds Group and AIM Funds Canada. Williamson remains head of Denver-based INVESCO Funds Group. James Robertson has been named CEO of AMVESCAP Group Services, which provides corporate support and coordination for our worldwide operations. Rob Hain, head of AMVESCAP's Canadian business, has joined the Executive Board, the senior internal management body that oversees and supervises the business and strategy of AMVESCAP around the world.

 "These appointments meet the evolving business needs of our growing, dynamic organization," said Charles W. Brady, AMVESCAP Executive Chairman. "With this announcement, and the

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recent appointment of John Rogers as CEO of the U.S. Institutional division, we continue to increase the breadth of experience in the senior management team as we strengthen our position as a leading player in each of the world's major investment markets."

AMVESCAP is a leading independent global investment manager, dedicated to helping people worldwide build their financial security. Operating under the AIM and INVESCO brands, AMVESCAP strives to deliver outstanding investment performance and service through a comprehensive array of retail and institutional products for clients in over 140 countries. The Company is listed on the London, New York, Paris and Toronto Stock Exchanges with the symbol "AVZ."


For further information:
Contact:   Bill Hensel
Phone:     404-479-2886
Fax:       404-962-8238
E-mail:    bill_hensel@amvescap.com

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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                AMVESCAP PLC
                                           ----------------------
                                                (Registrant)

Date  1 FEBRUARY, 2001                     By /s/ ANGELA TULLY
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                                                   (Signature)

                                              Angela Tully
                                              Assistant Company Secretary